1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Foor

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-218611; 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephone call between Jeffrey Foor of the Staff and Philip T. Hinkle and Owen T. Williams of Dechert LLP, outside counsel to the Fund, on June 13, 2017.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Company’s registration statement on Form N-2 (File Nos. 333-218611; 811-22974) (the “Registration Statement”).

1.	Please undertake to submit to the Financial Industry Regulatory Authority, Inc. (“FINRA”) any underwritten offering for approval of the underwriting terms thereof.

Response:

The Fund undertakes to submit, or to cause the underwriters to submit, as applicable, to FINRA any underwritten offering for approval of the underwriting terms thereof.

Jeffrey Foor June 13, 2017 Page 2

2.	Please undertake to (i) include in any prospectus supplement a description of the terms of any agreement entered into with an underwriter or its affiliates in connection with an underwritten offering of the Fund’s securities and (ii) to file all such agreements in a post-effective amendment to the Registration Statement.

Response:

The Fund undertakes to (i) include in any prospectus supplement a description of the terms of any agreement entered into with an underwriter or its affiliates in connection with an underwritten offering of the Fund’s securities and (ii) to file all such agreements in a post-effective amendment to the Registration Statement.

3.	In connection with each offering of the Fund’s securities, please undertake to file in a post-effective amendment to the Registration Statement an unqualified legality opinion and related consent of the Fund’s counsel consistent with Staff Legal Bulletin No. 19.

Response:

The Fund undertakes to file in a post-effective amendment to the Registration Statement an unqualified legality opinion and related consent of the Fund’s counsel consistent with Staff Legal Bulletin No. 19 in connection with each offering of the Fund’s securities.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.
Nauman S. Malik, General Counsel, Eagle Point Credit Management LLC
Thomas J. Friedmann, Dechert LLP